Filed by General Motors Corporation
Pursuant to Rule 425 under the Securities Act of 1933 and
Deemed Filed Pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Companies: Hughes Electronics Corporation
General Motors Corporation
Commission File No. 333-105851
Commission File No. 333-105853

Roadshow September, 2003 Fox Entertainment Group

•	Thank you for the introduction and thanks to everyone for joining us here today as part of our roadshow presentation for the transactions that will ultimately result in News Corporation acquiring 34 percent of HUGHES.

In connection with the proposed transactions, on August 21, 2003, General Motors Corporation ("GM"), Hughes Electronics Corporation ("Hughes") and The News Corporation Limited ("News Corporation") filed definitive materials with the Securities and Exchange Commission ("SEC"), including a Definitive Consent Solicitation Statement of GM on Schedule 14A, a Registration Statement of Hughes on Form S-4 and a Registration Statement of News Corporation on Form F-4 that contain a consent solicitation statement of GM, a prospectus of Hughes and a prospectus of News Corporation. Investors and security holders are urged to read these materials, as well as any other relevant documents filed or that will be filed with the SEC, as they become available, because these documents contain or will contain important information. These materials and other relevant materials (when they become available) and any other documents filed by GM, Hughes or News Corporation with the SEC, may be obtained for free at the SEC's website, www.sec.gov. In addition, the definitive materials that have been mailed to GM stockholders contain information about how to obtain transaction-related documents for free from GM. GM and its directors and executive officers and Hughes and certain of its executive officers may be deemed to be participants in the solicitation of proxies or consents from the holders of GM $1-2/3 common stock and GM Class H common stock in connection with the proposed transactions. Information about the directors and executive officers of GM and their ownership of GM stock is set forth in the proxy statement for GM's 2003 annual meeting of stockholders. Participants in GM's solicitation may also be deemed to include those persons whose interests in GM or Hughes are not described in the proxy statement for GM's 2003 annual meeting. Information regarding these persons and their interests in GM and/or Hughes was filed pursuant to Rule 425 with the SEC by each of GM and Hughes on April 10, 2003. Investors may obtain additional information regarding the interests of such participants by reading the consent solicitation statement of GM / prospectus of Hughes / prospectus of News Corporation. This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. SEC Guidelines

•	As is customary, I’m obligated to present the following slides that review the SEC guidelines and safe-harbor language.

Materials included in this document contain "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements include, among others, statements regarding GM's and Hughes' rationales for the transactions, the benefits of the transactions to GM common stockholders, Hughes' objectives, the value of the post-closing relationship with News Corporation / Fox, highlights of the transactions, and the timing of the completion of the transactions. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that could cause actual results to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. The factors that could cause actual results of GM, Hughes and/or News Corporation to differ materially, many of which are beyond the control of GM, Hughes or News Corporation include, but are not limited to, the following: (1) operating costs, customer loss and business disruption, including, without limitation, difficulties in maintaining relationships with employees, customers, clients or suppliers, which may be greater than expected following the transaction; (2) the regulatory approvals required for the transaction may not be obtained on the terms expected or on the anticipated schedule; (3) the effects of legislative and regulatory changes; (4) an inability to retain necessary authorizations from the FCC; (5) an increase in competition from cable as a result of digital cable or otherwise, direct broadcast satellite, other satellite system operators, and other providers of subscription television services; (6) the introduction of new technologies and competitors into the subscription television business; (7) changes in labor, programming, equipment and capital costs; (8) future acquisitions, strategic partnerships and divestitures and the ability to access capital to maintain financial flexibility; (9) general business and economic conditions; and (10) other risks described from time to time in periodic reports filed by GM, Hughes or News Corporation with the SEC. Those other risks relating to Hughes include, but are not limited to, the uncertainties regarding the operations of DIRECTV Latin America, LLC, Hughes' 75% owned subsidiary, which is currently operating under Chapter 11 bankruptcy proceedings, and the performance of its satellites. You are urged to consider statements that include the words "may," "will," "would," "could," "should," "believes," "estimates," "projects," "potential," "expects," "plans," "anticipates," "intends," "continues," "forecast," "designed," "goal," "outlook," "objectives," "strategy," "target," or the negative of those words or other comparable words to be uncertain and forward-looking. This cautionary statement applies to all forward-looking statements included in this document. SEC Guidelines - Cont.

Agenda Chase Carey Future CEO, HUGHES Eddy Hartenstein Corporate Senior EVP, HUGHES Chairman and CEO, DIRECTV Chase Carey Future CEO, HUGHES Transaction Highlights HUGHES Overview The Future of HUGHES

•	I’ll begin today with an overview of the transaction that GM, HUGHES and News Corporation announced earlier this year and why we think this offers a tremendous opportunity for stockholders.

•	After that, Eddy will expand a bit on the businesses of HUGHES with an emphasis on HUGHES’ key value driver—DIRECTV in the United States.

•	I will then wrap-up the presentation with my vision for DIRECTV U.S. after the transaction closes—which we expect will occur later this year or early next year.

Transaction Rationale and Benefits Transaction Rationale Stockholder Benefits Improves the Competitive Position of HUGHES Capitalizes on Expertise of News Corporation and Fox Enables GM Management to Focus on Core Businesses Significantly Improves HUGHES' Ability to Attain Full Potential Through: Elimination of tracking stock New partner with expertise in media and distribution businesses New services / technologies and operational efficiencies Provides Significant Liquidity and Value to GM

•	We think this transaction is special because it brings together companies that have unrivaled expertise in building and successfully managing satellite broadcasting and media businesses. By utilizing the strengths of News Corporation and Fox, we expect this transaction will improve the competitive position of HUGHES.

•	In addition, GM Class H common stockholders will benefit from the exchange of GM Class H common stock for an asset-based security thereby eliminating the tracking stock discount that we believe has hampered the stock’s performance over the years. News Corporation and Fox will be terrific strategic partners with key assets and leadership capabilities that we believe will result in significant operational benefits that will accelerate HUGHES’ growth and profitability.

•	And GM $1-2/3 common stockholders benefit from this transaction because it will enable GM to focus on its core auto manufacturing business. Additionally, the cash proceeds from the sale of GM’s interest in HUGHES will provide significant liquidity and an attractive return on GM’s investment in HUGHES.

GM will Split-off ~80.2% of HUGHES to the Class H Stockholders Class H stockholders exchange tracking stock for HUGHES asset-based stock HUGHES will pay GM $275M special cash dividend prior to the split-off Step 1 - Split-off Simultaneously with the Completion of the Split-off, GM will Sell its ~19.8% Retained Economic Interest to a Subsidiary of News Corporation for ~$3.84B $3.07B in cash (80%- fixed at $14 per share) ~$0.77B in News Corporation Preferred ADSs (NYSE: NWS.A) and/or cash (20%), at News Corporation's election, subject to a collar mechanism Step 2 - GM / News Corporation Stock Sale News Corporation Acquires ~14.2% of HUGHES from the Former GMH Stockholders Former GMH stockholders will retain ~82.3% of their shares of HUGHES asset-based stock and will exchange the other ~17.7% for News Corporation Preferred ADSs with a value of $14(1) per share (~$2.74B), subject to a collar mechanism News Corporation has the option to pay in News Corporation Preferred ADSs and/or cash Step 3 - News Corporation Stock Acquisition Transaction Summary (1)Value is $15.09 based on NWS.A closing stock price of $28.97 on September 5, 2003. Actual value to be determined based upon average of volume weighted average prices for NWS.A over the 20 trading days ending on the fifth business day before closing.

•	It helps to think of the mechanics of this transaction in three steps.

•	First, General Motors will split-off HUGHES and the current GM Class H common stockholders will exchange their shares in the current GMH tracking stock for a new HUGHES asset-based stock.

•	Next, GM will sell its 19.8 percent retained economic interest in HUGHES to News Corporation for cash, and possibly some News Corporation Preferred ADSs, totaling approximately $3.8 billion.

•	Finally, to bring their ownership level up to 34 percent, News Corporation will acquire an additional stake in HUGHES from the HUGHES stockholders through a mandatory exchange of approximately 18 percent of their HUGHES shares received in the split-off, payable in News Corporation Preferred ADSs and/or cash, at News Corporation’s option.

•	It’s important to note that the consideration paid to HUGHES stockholders for the shares acquired by News Corporation is fixed at approximately $14 per share within a collar of plus or minus 20 percent around a $22.40 News Corporation Preferred ADS stock price.

•	Currently the News Corporation Preferred ADS stock price is trading above the high end of the collar at $28.97. If for example, the volume weighted average price of News Corporation Preferred ADSs remains at this level for 20 trading days ending five days prior to the close of the transaction, the consideration paid to HUGHES stockholders would be equivalent to $15.09 per share.

Key Corporate Governance Mechanisms 11 Member Board of Directors Majority of directors will be independent Audit, Compensation and Nominating / Corporate Governance Committees of the Board to be comprised solely of independent directors Related party transactions must be authorized by the Audit Committee Compensation of CEO and Senior Executives Aligned with HUGHES' Performance Additional Charter Provisions Generally, News Corporation cannot acquire additional shares until 1 year after close Generally, after one year, News Corporation can only acquire 50% or greater ownership if required regulatory approvals are obtained and: Tender or exchange offer for all of the outstanding voting shares of HUGHES; Approval by a majority of HUGHES' independent directors; or A third party tenders for or acquires 25% or more of HUGHES Amending key charter provisions requires affirmative vote of at least 75% of the outstanding shares, as well as board approval including a majority of independent directors

•	Another topic that I know many HUGHES stockholders are keenly interested in is governance of the new company.

•	These mechanisms are specifically designed to ensure that the company will be managed in a way that maximizes value for all HUGHES stockholders.

•	First, the HUGHES Board of Directors will be comprised of 11 members that will include 6 independent directors (as defined by the New York Stock Exchange rules), 3 News Corporation affiliated directors and 2 HUGHES executives–which will be Eddy and myself. In addition, the Audit, Compensation and Nominating/Corporate Governance Committees will be comprised entirely of independent directors and all related-party transactions will be conducted in an arms-length fashion and authorized by the Audit Committee.

•	And my compensation as CEO—along with the compensation of my senior management team—will be aligned with HUGHES’ operating performance and stock price. In addition, all stock-related compensation for HUGHES executives will only be in HUGHES stock.

•	For tax reasons, News Corporation will be restricted from acquiring additional shares of HUGHES until the first anniversary of the transaction. In addition, as you can see on this slide, News Corporation can only acquire 50 percent or more of HUGHES if certain guidelines are met and FCC approval is received.

•	With these governance provisions, I strongly believe that HUGHES stockholders can rest assured that the right safeguards are in place to protect their best interests.

Expected Completion Timeline Event Expected Timing Registration Statement declared effective by SEC Completed Mail Consent Solicitation Statement/ Prospectus to Stockholders Completed Receive IRS Ruling Sept. / Oct. 2003 Obtain GMH and GM $1-2/3 Stockholder Vote ~October 2003 Receive Regulatory Clearances (DOJ/FCC) Late 2003 / Early 2004 Close Transaction Late 2003 / Early 2004

•	In looking at the timeline to close the transaction, I would have to say that so far, the approval process for the transaction has proceeded very smoothly.

•	Last month, the Securities and Exchange Commission declared our registration statement ‘effective’.

•	Consent Solicitation materials have been mailed to General Motors stockholders and we expect that we could receive the requisite stockholder consent as soon as early October.

•	In addition, within the next month, we anticipate receipt by GM of an IRS ruling on the tax free status of the split-off. We anticipate this to be followed by the remaining regulatory clearances from the DOJ and FCC.

•	And if all goes according to plan, we remain optimistic that we can close the transaction before the end of this year.

•	I’ll be back in a few minutes to provide you with a glimpse of HUGHES’ future, but now I’d like to turn it over to Eddy for an update on HUGHES with a particular focus on DIRECTV in the United States. Eddy?

HUGHES Overview Eddy Hartenstein Corporate Senior EVP, HUGHES Chairman and CEO, DIRECTV

•	Thanks, Chase.

HUGHES Overview 2002 Revenues ~ $0.8B 2002 Revenues ~ $0.7B 2002 Revenues ~ $1.2B 2002 Revenues ~$8.9B 2002 Revenues ~ $6.4B

•	Let’s begin with a quick snapshot of the HUGHES businesses which generated nearly $9 billion in revenue last year.

•	Our DIRECTV businesses in the United States and Latin America today serve more than 13 million customers and together produced more than $7 billion in revenue in 2002. DIRECTV is now the entertainment service of choice for roughly one in every nine television households here in the United States.

•	Hughes Network Systems—or HNS—with revenues of about $1.2 billion in 2002, is the world’s leading provider of satellite-based broadband services and is also a leading supplier of set-top boxes for DIRECTV.

•	And finally, PanAmSat, which is 81-percent owned by HUGHES and trades on the NASDAQ under the ticker symbol “SPOT”, operates one of the world’s largest satellite fleets and generated revenues of roughly $800 million last year.

•	Across all of these businesses, we’re sharply focused on reducing expenses while improving profitability and cash flow, and our recent financial results provide the best evidence that we’re on the right track.

HUGHES Financial Results 6 Months Ended June '03 ($M) June '02 ($M) Change Revenue 4,598 4,217 9% Operating Profit Before D&A 710 316 125% Net Loss (29) (312)(1) $283M Capital Expenditures 359 696 (48%) Cash Flow(2) 291 (359) $650M Significant Improvements in All Key Financial Metrics (1)Before cumulative effect of accounting change of $(681M) (2)Cash Flow is defined as Cash Flows from Operating Activities less Cash Flows from Investing Activities.

•	As you can see on the slide, we have made significant improvements in all key financial metrics during the first half of 2003.

•	And while each of our businesses played a role in the improved financial results, the most dramatic gains came from DIRECTV in the United States—let’s take a closer look.

DIRECTV U.S. - Industry Leader Multi-channel TV Providers 21.4 11.6 10.9 8.8 6.5 6.3 5.1 3.0 Comcast DIRECTV AOL TimeWarner EchoStar Charter Cox Adelphia Cablevision (Subscribers in Millions as of Q2'03) Largest DBS Provider; 2nd Largest Multi-channel Provider Industry Leading Video ARPU Average of $62-63 per month expected in 2003 Extensive Distribution Network 30,000 retail points of presence Nationwide Installation Capability Ranked "#1 in Customer Satisfaction among Satellite/Cable TV Subscribers" in 2002 and 2003

•	With over 11.6 million subscribers, DIRECTV U.S. is the world’s leading provider of direct-to-home digital television and we’re also the second largest multi-channel provider here in the States.

•	And we continue to enjoy the industry’s highest video ARPU—or average revenue per customer. We’re projecting 2003 ARPU to increase about $3 over last year to $62 or $63 per month, driven by the most extensive collection of programming available in the multi-channel industry.

•	During the last several years, we’ve also stepped-up our efforts to improve every aspect of the DIRECTV customer experience. These efforts are best recognized by DIRECTV’s number one ranking in the industry for customer satisfaction two years in a row by both JD Power and the American Customer Satisfaction Index.

•	And to keep up with the significant demand for DIRECTV, we have a distribution and installation network, including approximately 30 thousand retail locations throughout the country and approximately 5 thousand technicians providing nationwide installation and service capability.

Fundamental Strengths Drive DIRECTV's Market Leadership Position DIRECTV U.S. - Key Strengths/Advantages 11.6 Million Subscriber Base - and Growing Strong, Recognized Brand (>70% Awareness) Outstanding Programming Content (e.g., Exclusive NFL Sunday Ticket) Superior Customer Service Complete Cable Replacement with Local Channels in 64 Markets or 72% of U.S. TVHHs Increasing to >100 markets or ~85% of TVHHs with launch of DIRECTV-7S Strong Digital Video Recorder (DVR) and High-Definition Television (HDTV) Offerings

•	Exploiting our fundamental strengths has helped separate DIRECTV from its competitors.

•	A recent survey that we commissioned found that more than 70 percent of U.S. consumers are familiar with the DIRECTV brand. And Brand Week, a leading marketing publication, recently recognized DIRECTV as one of the top 50 brands in the United States.

•	We believe DIRECTV provides its customers with unparalleled options in programming. If, for example, you’re a football fan and want the choice of watching virtually any NFL football game on any given Sunday, DIRECTV is your only option. Late last year, we extended our exclusive satellite television rights to broadcast the NFL SUNDAY TICKET through 2007, while our exclusive multi-channel rights go through the 2005 season.

•	Along with our top-ranked customer service, our ability to offer local channels plays a huge role in competing successfully with cable operators. Today, we offer local channels in 64 top markets covering about 72 percent of the nation’s television households. With the expected operation of our new DIRECTV-7S satellite early next year, we’ll have the capacity to reach more than 100 markets with local channels—or about 85 percent of the nation’s homes.

•	We are also leading proponents of digital video recorder—or DVR—technology. Customers who have a DIRECTV DVR with TiVo have higher ARPU and lower churn rates than non-DVR customers.

•	And of course, for the growing number of fans of high-definition television, DIRECTV’s current selection represents the most extensive nationwide offering of high-definition television.

DBS Subscriber Growth Potential Large and Growing Addressable Market Other 19M Cable 68M Digital Cable Subscriber Growth is Declining Key Target: 49M Analog Cable Subscribers DIRECTV Offers Superior Value Proposition vs. Both Digital and Analog Cable Digital Cable Net Subscribers Adds (M) 1999 2000 2001 2002 2003E 1999 5.0 6.0 4.4 4.0 2.3 2002 TV Households = 107M 2002 Cable Subscribers = 68M Digital Tier 19M Analog 49M Current DBS Market Share <20% TVHH Market Expanding by 1-2M TVHH Annually Digital Cable Churn Remains ~5% Per Month 35-40% of New DIRECTV Customers have tried Digital Cable Cable Companies Lost 700K Analog Subscribers in 2002 DIRECTV is All Digital and Typically Offers ~60 More Channels than Comparably Priced Analog Cable Packages Source: Deutsche Bank Equity Research Source: Deutsche Bank Equity Research Source: Deutsche Bank Equity Research

•	In looking at our market, we believe we have an excellent opportunity to significantly increase our customer base over the next few years.

•	With an addressable market totaling well over 100 million television households and one that is adding 1 to 2 million new households each year, the direct-to-home market share of less than 20 percent signals plenty of room for continued growth.

•	And we believe DIRECTV offers a superior value proposition versus both digital and analog cable. We’re currently seeing a decline in the growth rate of digital cable subscribers and churn there remains high, which bodes well for us. In fact, recent studies that we’ve conducted show that roughly 35 to 40 percent of new DIRECTV customers have tried digital cable.

•	Although such a large percentage of new customers are coming to DIRECTV from digital cable, the 49 million or so cable customers who are still paying about $40 per month for an analog-only service remain an important target market. This is because for approximately the same monthly bill, a DIRECTV customer will get a service that is 100 percent digital and includes about 60 more channels.

Rising Pre-Marketing Margins 41% '01 40% '02 41-42% '03E 1.8% '01 1.6% '02 1.5% '03E Reducing Churn Targeting High-Quality Committed Customers... $58.70 '01 $59.80 '02 $62-$63 '03E Increasing ARPU ....With Increasing Penetration of Multiple Set-tops and Local Channels... ....While Improving DIRECTV's Cost Structure... Pursuing Growth Strategy that Focuses on Subscriber Returns *Assumptions - 2001: SAC $570; Churn 1.8%; ARPU $58.70; Pre Marketing Margin 41% 2002: SAC $540; Churn 1.6%; ARPU $59.80; Pre Marketing Margin 40% 2003: SAC $590; Churn 1.5%; ARPU $62.50; Pre Marketing Margin 42% 44% '01 49% '02 50% '03E Leads to Higher Subscriber Pre-tax IRRs* DIRECTV U.S. Strategy

•	Although we continue to focus on subscriber growth, we also focus on DIRECTV’s key operating metrics that drive higher subscriber returns—namely by lowering customer churn, increasing ARPU and reducing costs.

•	We’re accomplishing this through strategies such as:

•	Targeting high-quality, committed customers as well as placing a top priority on providing world-class customer service to reduce churn.

•	We’re also increasing the penetration of multiple set-top receivers, which is now nearly 2 boxes per home for new customers, and expanding local channel service to drive higher ARPUs.

•	And we’re justifying every dollar spent to generate higher pre-marketing margins.

•	As a result of this strategy, we’re on track this year to again increase pre-tax subscriber IRRs—reaching an expected 50 percent in 2003.

DIRECTV U.S. Financial Outlook Revenue CAGR ~16% '01 $5.5B '02 $6.4B '03E ~$7.5B Solid Subscriber Growth Along with Increasing ARPU Drives Strong Revenue Growth A Disciplined Cost Management Approach and Operating Leverage Drives Higher Operating Profit Before D&A and Margins Cash Flow* '01 '02 '03E $(406M) $(6M) ~$375M Growth in Revenue and Margins Drives Cash Flow CAGR =215% '01 $216M '02 $654M '03E ~$1.0B OPBDA Margins 4% 10% 13% *Cash flow is defined as Cash Flows From Operating Activities less Cash Flows From Investing Activities. Operating Profit Before D&A

•	We’re also anticipating solid financial results in 2003.

•	Although most cable operators are projecting little—if any—subscriber growth, we expect to grow our owned and operated subscriber base by about 10 percent in 2003 by adding approximately 900 thousand net new customers.

•	From this growing subscriber base and an expected increase in ARPU, we believe 2003 revenues will grow by more than 15 percent to approximately $7.5 billion and operating profit before depreciation and amortization will increase over 50 percent to approximately $1 billion.

•	In addition, we’re anticipating approximately $375 million in cash flow this year. I’d like to mention that we define cash flow as ‘Cash Flows From Operating Activities’ less ‘Cash Flows From Investing Activities’.

1.5M Subscribers in 28 Markets Chapter 11 Reorganization in Process Goal: To Create a Stand Alone, Self-funding and Profitable Business (75% Owned) A Leading Global Satellite Company with 23 Satellites Covering 98% of World's Population Extremely Profitable Business with Clear Visibility Goal: Maximize Cash Flow and Pursue Selected Growth Opportunities (81% Owned) NASDAQ: "SPOT" World's Leading VSAT Provider with >50% Worldwide Revenues Leading DIRECTV U.S. Set-top Box Manufacturer Developing Next-Generation SPACEWAY Platform Goal: Maximize Cash Flow Opportunities in Enterprise Business; Increase DIRECTV U.S. Competitiveness (100% Owned) Other HUGHES Businesses

•	While DIRECTV U.S. is certainly our key value driver, we have three other businesses that have significantly improved their operations and financial performance over the last year or two.

•	Hughes Network Systems—or HNS—is the world’s leading provider of satellite-based broadband service to both enterprises and consumers through its DIRECWAY-branded service. On the enterprise side, we have a base of more than 400,000 terminals installed or ordered in 85 countries and for consumers, we provide broadband services to more than 166,000 subscribers. HNS is also a key supplier of high-quality, low cost set-top boxes for DIRECTV, having shipped more than 12 million units to date. In addition, HNS is leading the effort to develop SPACEWAY, the next generation satellite broadband platform.

•	In Latin America, DIRECTV serves about 1.5 million customers in 28 markets throughout the region. To address its financial and operational challenges, earlier this year DIRECTV Latin America filed a voluntary petition for reorganization under Chapter 11 of the U.S. Bankruptcy Code. This process is going as expected and DIRECTV Latin America is hoping to emerge from bankruptcy with a significantly lower cost structure.

•	And finally, PanAmSat, with 23 satellites spanning the globe, operates one of the world’s largest satellite fleets. PanAmSat has an extremely profitable business with clear visibility as evidenced by its backlog of approximately $5 billion, strong cash flow and 70 percent-plus operating profit before depreciation and amortization margins.

Key 2003 Financial Objectives for HUGHES (1)Excludes $360M Boeing settlement payment and $66M cash required to close DIRECTV DSL business. (2)Excludes 2002 receipt of: $600M EchoStar settlement, $211M sale of Thomson stock, $215M PanAmSat insurance proceeds for PAS-7 spacecraft, $95M NASA settlement and $105M sale of SkyPerfecTV stock. Excludes 2002 payment of $180M related to the GECC settlement and $134M related to the Raytheon settlement. 2003 Change Guidance From 2002 HUGHES 2003 Guidance Revenue $9.7 - 9.8B + 9-11% Operating Profit $1.25-1.35B +44-55% before D&A Cash Flow $100-200M(1) +$625-725M(2)

•	As you can see from this slide, we have high expectations for our financial results this year primarily due to the strong expected performance from DIRECTV U.S.

•	HUGHES’ revenue is expected to grow about 10 percent to $9.7 to $9.8 billion. Operating profit before depreciation and amortization is projected to be up some 50 percent to $1.25 to $1.35 billion and we anticipate a significant improvement in cash flow to a range of $100 to $200 million.

•	Before wrapping up my comments, I’d like to note that over the years, HUGHES has changed, evolved and re-invented itself many times. And importantly, each new incarnation of HUGHES has been stronger than its predecessor. I expect this trend to continue after the transaction closes and I’m highly confident that Chase and the rest of the HUGHES team, along with News Corporation and Fox, will help take HUGHES to the next level of growth and profitability.

•	With that, I’d like to turn it back over to Chase.

The Future of HUGHES Chase Carey Future CEO, HUGHES

•	Thank you.

•	Eddy has given you a picture of where HUGHES is today. However, I assume the most important issue is how we plan to build HUGHES, and more particularly DIRECTV, going forward.

Vision To Provide the Best Television Experience in the U.S. Rich content Exciting and compelling services Superior customer service

•	Quite simply, we have to make DIRECTV the best television experience in America. That means the richest, most exciting, highest quality yet easiest to use service. We have to more effectively market it and provide customer service second to none. And we have to do this with a financial discipline and focus that unlocks and maximizes the value of DIRECTV for our shareholders.

•	Fortunately, we launch this initiative from a strong base. We believe that DIRECTV today is considered the best television experience in America. It has the best brand and unique programming, like the NFL Sunday Ticket package. It is the second largest pay television service provider with the highest video revenue per subscriber and customer demographics that our competitors can only dream about.

•	However, the business is becoming even more competitive—so we have to be much more effective in exploiting and enhancing these strengths while maximizing our discipline, efficiencies and economics to fully develop the value of DIRECTV.

News Corporation Strengths Expertise Scale Cost reductions Innovation leadership Content Entertainment, sports, news and local programming Entrepreneurial

•	We are confident we can achieve our goal because News Corporation will bring an array of strengths to both improve and broaden the competitive advantages of DIRECTV.

•	First, News Corporation will bring management expertise in satellite television, which can be best illustrated by BSkyB, the most successful satellite service in the world—with churn below 10 percent annually, direct sales of over 50 percent and popular interactive services. BSkyB owns and operates world class installation and call center networks, and has generally built a business that has left the competition in the dust.

•	Second, News Corporation’s worldwide satellite platforms will enjoy a size and scale that provides economies of scale to drive down costs and lead in the innovation of new features and services in set-top boxes, software, programming and other areas.

•	News Corporation’s content will also be critical. Much of DIRECTV’s future success will be about providing content in attractive ways, finding ways to enhance that content, and making all this content easy to find and access. Our relationship with FOX will put us at the forefront of this content evolution.

•	Finally, News Corporation will bring a passion and entrepreneurial culture to the business. We have built businesses from the Fox Network to Fox News to BSkyB and more. We know the business. We believe in lean and efficient management. To be the leader, decisions must be made thoughtfully yet quickly and decisively. This requires a real understanding of the competition, challenges and opportunities.

•	News Corporation brings all that.

Key Initiatives Technology Content Sales and Marketing Customer Service Financial Discipline

•	To be fully successful, we need more than vision. We need a detailed action plan and we need to execute.

•	Today, I would like to focus on five key areas where we need to excel which include:

•	Technology,

•	Content,

•	Marketing, sales, and distribution,

•	Customer service, and

•	Financial discipline.

Technology DVR - the Real VOD High-Definition TV Ku/Ka-band; SPACEWAY Digital terrestrial Compression Set-top Boxes Standardization Lower cost New features Satellite Advantages vs. Cable Lower cost; more flexible National reach

•	Technological leadership will be key to our success. We need to harness new technologies that will excite and enrich yet be accessible and friendly to our customers. There are a number of technological evolutions on the horizon today.

•	First, digital video recorders—or DVRs—which we believe will be a major part of the television household of tomorrow. I have never seen a device which is as valued, even worshipped, by every consumer who uses it. More importantly, it will be a cornerstone of our future. The DVR is not just our answer to cable’s VOD, but we believe it will become the true VOD experience that allows for greater control of all content, not just movies, which is the cable VOD model. We expect to have the best DVR in the market and our global scale provides the resources and expertise to achieve that goal.

•	Our leadership will not just be in DVR functionality but in DVR tailored content, new revenue streams and other areas.

•	High definition television is another critical area. DIRECTV is a leader in high definition programming today and we are confident that by aggressively combining use of our Ku and Ka-band capacity, SPACEWAY satellites, digital terrestrial capabilities and new compression technologies, we will stay at the forefront of HDTV.

(Continued)

Technology DVR - the Real VOD High-Definition TV Ku/Ka-band; SPACEWAY Digital terrestrial Compression Set-top Boxes Standardization Lower cost New features Satellite Advantages vs. Cable Lower cost; more flexible National reach

(Technology, Cont’d)

•	And regarding set-top boxes, by incorporating a common technology standard into the design and manufacture of all DIRECTV boxes along with efficiencies derived from News Corp’s global scale which includes 23 million customers on 7 direct-to-home platforms worldwide, I believe we can drive manufacturing costs significantly lower while bringing new features and functionality to market in an accelerated fashion. Next year, we expect a set-top box to feed multiple TV sets and we are working on a set-top box that will feed multiple televisions on a wireless basis in the next few years.

•	These are just some of the technological issues today. However, staying at the forefront of technological innovation and adapting these technologies to the consumer is going to be an ongoing battle. And we believe DIRECTV is well positioned to win this battle with cable.

•	Satellite has a lower infrastructure cost. It is more flexible and easier to upgrade because most technology is in our broadcast centers and the home, not in wires underground and central switching offices.

•	DIRECTV’s national reach makes it more effective to launch, brand and promote new features.

•	Finally, I expect our management and organization to be much more agile and consumer oriented than cable.

Content Expand Local Channels Improve Electronic Program Guide Introduce New Interactive Services

•	The second initiative is content where we already have a number of key areas of focus.

•	Local television has been a great growth vehicle for DIRECTV and we need to use new satellite capabilities and compression to expand local programming.

•	The electronic program guide—or EPG—will become a critical part of the viewer experience as the DIRECTV service becomes richer. We will introduce features like 30 second clips and other services to create the best EPG in the market. News Corporation is again positioned to use its scale and expertise to help DIRECTV be the leader.

•	Interactivity and other enhancements will be a fundamental part of the television experience going forward and we are already a world leader in this area at BSkyB. You should note these services will not only improve the viewer experience but will open new revenue opportunities as well.

•	And of course we bring FOX content. FOX is a leader in sports, entertainment, and news programming on both a national and local level. As we develop ways to package product for DVRs, enhance it with interactivity and explore other content innovations, this relationship will be invaluable.

Marketing Improve efficiency / promotions Cross promotion with Fox Sales and Distribution Develop all channels Hands-on approach Customer Service Expand in-house service Sales and Marketing

•	But to ultimately create value we need more than technology and content leadership, we must also increase our effectiveness in marketing, selling and servicing the customer.

•	In the marketing area we need to make sure we clearly articulate what makes us the best. We have to maximize the bang for our buck. Promotions have to be geared to motivate and excite retailers, dealers and consumers. Creating alliances can further expand our reach. Finally, News Corporation and FOX represent a tremendous opportunity for cross promotion and branding.

•	In the sales area we need to make sure we fully develop the potential of all our sales channels from national retail to dealers to direct sales. Compensation needs to be properly structured and each channel needs to have the proper tools and capabilities to maximize results. Most importantly, we need to be ‘hands-on’ in managing the sales process to constantly energize and enhance sales performance.

•	Customer service is also an area where we have to get much closer to the customer. At BSkyB we own both our call centers and installation networks. The U.S is different and third party relationships are crucial here. Nonetheless, we have to increase our presence and management of these services and expect key functions in these areas to transition in-house.

Focus On: Margins Subscriber Acquisition Cost (SAC) Churn Revenue growth Financial Discipline

•	The final initiative I want to touch on is financial discipline.

•	One of the important early challenges will be to maximize our operating margins. All costs, including programming, marketing, overhead and technical, must be evaluated. There is no reason our margins shouldn’t rival our largest competitors.

•	SAC is another cost to attack. News Corporation expects to drive set-top box costs down through efforts I already noted. Distribution and inventory management provide further room for improvement. Demand for multiple and advanced set-top boxes in a home will put pressure on SAC so we need to maximize all opportunities for cost reductions.

•	Churn is another opportunity to improve financial performance. A rich experience with DVRs and HDTV, as well as interactivity and great service, should help drive down churn.

•	Finally, we will pursue ways to maximize revenue through both subscriber and ARPU growth. On the subscriber side, we are confident there is real room for growth if we execute. We are going to compete by offering the best value. Television is an important part of people’s lives and they will pay a fair price for value. On the ARPU side, we are not planning on big leaps but expect growth and will aggressively pursue all new revenue opportunities. Interactivity, new content services, new packaging and new features all create opportunities to build revenue. There will also be new revenue opportunities in areas like targeted advertising and DVR-based advertising.

DIRECTV Latin America Hughes Network Systems PanAmSat Other HUGHES Businesses

•	While DIRECTV is obviously at the heart of our plans for HUGHES, there are a number of other important businesses which Eddy touched on earlier where we are equally committed to maximizing value.

•	In Latin America, we believe we can convert a troubled business historically to a stable business with a real future.

•	At HNS, there are an array of businesses from set-top box manufacturing to the enterprise business which are market leaders. And SPACEWAY will bring a whole new generation of opportunities to HNS.

•	PanAmSat has a solid cash flow and good customer backlog based in video not telephony. In addition, most of its capital spending has been completed, and it is well positioned in a competitive marketplace.

•	We will make sure each of these businesses realizes its true potential.

•	So in closing, I am highly confident that the leadership and expertise that News Corporation and FOX bring to bear will enhance HUGHES’ competitive position, produce excellent financial results and create significant shareholder value.

•	And when the transaction closes, I fully expect HUGHES to hit the ground running. With the completion of this transaction, we will have lined-up all of the key ingredients for success and now all we have to do is execute. That will be my primary focus. I believe we have an opportunity to create something really special here at HUGHES and I’m looking forward to the opportunity to help this company realize its full value.

•	That concludes our prepared remarks. Now, we’ll open it up for questions and answers.

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